Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

OF MARCH 29, 2018

DATE, TIME AND PLACE: On March 29, 2018, at 1 p.m., at Av. Brigadeiro Faria Lima, 3.500, 1º andar, in São Paulo, State of São Paulo (SP).

CHAIRMEN: Pedro Moreira Salles and Roberto Egydio Setubal – Co-Chairmen.

QUORUM: The majority of the members.

RESOLUTIONS UNANIMOUSLY MADE:

After analysis and discussion, the members of the Board of Directors approved the Policy for the Disclosure of Material Act or Fact of Itaú Unibanco Holding S.A.

CLOSING: Once the work was completed, Claudia Politanski, secretary of the Board, drafted these minutes and after it was read and approved by all, it was signed. São Paulo (SP), March 29, 2018. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co-Chairmen; Amos Genish, Fábio Colletti Barbosa, Geraldo José Carbone, Gustavo Jorge Laboissière Loyola, João Moreira Salles, José Galló, Marco Ambrogio Crespi Bonomi, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Members of the Board.

ALEXSANDRO BROEDEL

Group Executive Finance Director and Investor Relations Officer